Exhibit 99.4

Dr. Josef Ackermann Chairman of the Management Board and the Group Executive Committee Annual Press Conference Frankfurt, 3 February 2011

4Q2010 noninterest expenses de-composed In EUR bn 2 (CHART) Noninterest expenses Note: Figures may not add up due to rounding differences (CHART) Policyholder benefits and claims General and admini- strative expenses Compen- sation and benefits 'old' Deutsche Bank 'new' Deutsche Bank Consolidation of Postbank (1 month) Consolidation of Sal. Oppenheim / BHF Consolidation of parts of ABN AMRO Specific efficiency measures / severance - mainly Complexity Reduction Program, CIB integration and acquisition integration Other Other structural operating costs Specific IT / occupancy optimization measures specific investments

2010 at a glance 3 Solid result Expansion Strengthened equity capital base Segment earnings on target

Economic environment remains challenging Diverse global economic develop- ment 4 Bank levies Regulation Sovereign risk (CHART)

2010 highlights 5 Profita- bility Income before income taxes (in EUR bn) Net income (in EUR bn) Pre-tax RoE (target definition)(2) Capital Tier 1 capital ratio Core Tier 1 capital (in EUR bn) Core Tier 1 capital ratio Leverage ratio (target definition)(4) Balance sheet Total assets (adjusted, in EUR bn) Total assets (IFRS, in EUR bn) FY2009 FY2010 Diluted EPS (in EUR) Dividend per share (annual, in EUR) Please refer to reconciliation on page 6 Based on average active equity Recommended Total assets (adjusted) divided by total equity per target definition (3) 31 Dec 2009 31 Dec 2010 Risk-weighted assets (in EUR bn) FY2010 adjusted for acquisitions 8.7% (1)

Deutsche Bank influenced by investments
2010, income before income taxes, in EUR bn

Group

Segments



Additional impacts in 2010:
— EUR (0.5) bn specific items(1)
— EUR (0.7) bn specific investments(2)
4.0
2.3
0.2
6.5
Reported
Postbank-related charge in 3Q2010
Other impacts from acquisitions made in 2010(3)
Adjusted for acquisitions
Not part of target
4.0
2.6
0.4
7.0
0.2
7.2
10.0
Group reported
CI(4)
C&A(4)
Reported business divisions (CIB + PCAM)
Other impacts from acquisitions made in 2010(5)
Business divisions adjusted for acquisition impact
2011 Target

(1) Please refer to specific items page in CFO IR presentation
(2) Include severance, IT investments and other
(3) Includes EUR (0.4)bn for Sal. Oppenheim / BHF (mainly related to alignment / de-risking measures), net positive contribution from ABN AMRO Netherlands of EUR 0.2 bn (mainly negative goodwill) and small mark-to-market loss from put / call structure pre-consolidation of Postbank
(4) CI = Corporate Investments (includes Postbank prior to its consolidation); C&A = Consolidation & Adjustments
(5) Includes EUR (0.4)bn for Sal. Oppenheim / BHF (mainly related to alignment / de-risking measures) and net positive contribution from ABN AMRO Netherlands of EUR 0.2 bn (mainly negative goodwill)

Deutsche Bank
Press and Media Relations
02/2011
6

(CHART) CIB: Second best full-year results ever In EUR bn Best ever revenues (EUR 20.9 bn) and near record IBIT despite significantly lower balance sheet and risk appetite Achieved #5 position in corporate finance (Source: Dealogic) Record S&T Debt revenues, successfully recalibrated S&T Equity platform GTB: Best revenue performance ever; pre-tax profit impacted by substantial efficiency measures CIB integration underway '04 '05 '06 '07 '08 '09 Key features in 2010 Income before income taxes Note: 2004-2005 based on U.S. GAAP, 2006 onwards based on IFRS '10 7

PCAM: Positive momentum maintained
In EUR bn

Income before income taxes



1.4
1.5
1.9
2.1
0.4
0.7
1.0
'04
'05
'06
'07
'08
'09
'10

Key features in 2010

- Accelerated Postbank takeover
- Completed Sal. Oppenheim acquisition
- Private Wealth Management: negatively affected by Sal. Oppenheim / BHF and special items
- Assets under Management post acquisitions exceeding pre-crisis levels
- PBC: strong revenue momentum in deposits and investment products
- Ongoing efforts to improve efficiency

Note: 2004-2005 based on U.S. GAAP, 2006 onwards based on IFRS

Deutsche Bank
Press and Media Relations
02/2011
8

Exceptional recognition: "Bank of the Year" 9 Bank Risk Manager of the Year Bank of the Year Derivatives House Commodities Derivatives House EMEA Equity House Derivatives House of the Year

Increased capital ratios in reaction to the financial crisis 10 Note: Tier 1 ratio = Tier 1 capital / RWA; core Tier 1 ratio = (Tier 1 capital - hybrid Tier 1 capital) / RWA Core Tier 1 ratio, in % Tier 1 ratio, in % RWA, in EUR bn (CHART) (CHART) 12.3 (CHART) 8.7 Target: ^10% 2004 2005 2006 2007 2008 2009 2010

Successful execution of EUR 10 bn capital increase and Postbank PTO February 2009 (CHART) August 2010 pre PTO December 2010 post PTO Shareholding in Deutsche Postbank European bank rights issues (CHART) Firm Deutsche Bank Sep 2010 10.2 BBVA Nov 2010 5.1 Soc Gen Oct 2009 4.8 BNP Paribas Sep 2009 4.3 UniCredit Jan 2010 4.0 Banco Popolare Jan 2011 2.0 Standard Chartered Oct 2010 3.9 ING Nov 2009 7.5 Lloyds Nov 2009 15.9 Time Volume (EUR bn) Discount on TERP(1) TERP = Theoretical Ex-Rights Price GBP 3.3 bn at EUR 0.85 per GBP 1.00 GBP 13.5 bn at EUR 0.85 per GBP 1.00 Source: Dealogic, Bloomberg, IFR 11 (2) (3)

Committed to clients and society 12 Deutsche Bank is providing innovative ideas and products that will help clients succeed in the long term We dedicated almost 100 million euros to sponsoring projects around the world relating to education, sustainability, community development and art Bildrechte tbc Society Clients

Management Agenda Phase 4: Where are we on delivery? 13 Focus on core PCAM businesses and home market leadership Increase CIB profitability with renewed risk and balance sheet discipline Focus on Asia as a key driver of revenue growth Reinvigorate our performance culture Management Agenda Phase 4 2009 - 2011

14 CIB integration is built around three themes: to streamline, connect and grow Streamline Connect Eliminate duplication of activity and streamline coverage, risk taking and business management Bring together expertise across the organisation to ensure best-in-class cross- sell, risk management and infrastructure Grow Close remaining gaps across key products and industries

PCAM: Major acquisitions consolidate our homemarket leadership Retail banking clients By number of German retail clients, 31 December 2010, in million + (CHART) # 1 private bank High net worth clients By invested assets held in Germany, 31 December 2010, in EUR bn # 1 + (CHART) PBC PWM excl. BHF 15

Building a retail powerhouse

Domestic clients

in million, Dec 2009



~50
~30
PBC +
10
14
24
COMMERZBANK
11
ING DiBa
7
HypoVereinsbank
4
TARGO BANK
3

Complementary business propositions

Advisory Banking

- Advisory Banking proposition
- Relationship management with excellent service levels
- Full range product portfolio

Target competitors:



Premium
Advisory
Mainstream
High
Breadth of product offering
Low
norisbank

Consumer Banking

- Easy accessibility (branch / online)
- Leadership for price-conscious private and business clients
- Lean portfolio of quality products

Target competitors:

Deutsche Bank
Press and Media Relations
02/2011
16

Megatrends driving growth in Asia 17 (CHART) (CHART) Source: IMF, McKinsey Global Institute; Cap Gemini Merrill Lynch World Wealth Report 2010 Growth of private wealth pools Rise of Asian corporates Emerging consumer class Urbanization Infrastructure requirements Intra-Asian / Intra- EM trade Commodities Megatrends GDP per capita in developing Asian countries, indexed 2004 = 100 Percent of top 1,000 global corporations with headquarters in Asia

Execution priorities: Performance culture 18 Franchise values Complexity reduction Performance accountability Leverage value-based- management to enhance performance Simplify and standardize pro- cesses and operating practices Infrastructure optimization Strengthen cost culture Reinvigorate commitment to firm values Execute stated strategy (CHART) In-year cost savings(1) In EUR bn 2011E 2010 2012E 1.1 Complexity Reduction Cost-to-achieve not reflected

Update on 2011 pre-tax profit potential Income before income taxes, in EUR bn 19 (1) Before Corporate Investments and Consolidations & Adjustments Note: Figures may not add up due to rounding differences Dec 09 Update Feb 11 1.0 1.5 6.3 1.3 10.0 1.0 1.6 6.4 1.0 10.0 Includes HuaXia and Postbank contributions FY2010 excluding Sal. Oppenheim / BHF acquisition: EUR 0.5 bn Adjustment to reflect lower level of interest rates than expected Benefits from CIB integration Phase 4 potential 2011 Comment Asset and Wealth Management Private & Business Clients Corporate Banking & Securities Global Transaction Banking Total business divisions(1) CIB PCAM FY2010 FY2009

Cautionary statements 20 This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 16 March 2010 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir. This presentation also contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, to the extent such reconciliation is not provided in this presentation, refer to the 4Q2010 Financial Data Supplement, which is accompanying this presentation and available at www.deutsche- bank.com/ir.